Filed by Frontier Oil Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Company
Commission File No.:1-7627
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and will constitute a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 25, 2010. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 22, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This transcript contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and the Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
The following is a transcript of a joint conference call with Frontier, Holly and investors dated as of February 22, 2011 / 8:30 AM EST.

FINAL TRANSCRIPT HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement Event Date/Time: Feb. 22. 2011 / 1:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
CORPORATE PARTICIPANTS
Neale Hickerson
Holly Corporation — VP, IR
Matt Clifton
Holly Corporation — Chairman & CEO
Mike Jennings
Frontier Oil — Chairman, President & CEO
CONFERENCE CALL PARTICIPANTS
Arjun Murti
Goldman Sachs — Analyst
Doug Leggate
Bank of America-Merrill Lynch — Analyst
Evan Calio
Morgan Stanley — Analyst
Paul Cheng
Barclays Capital — Analyst
Jacques Rousseau
RBC Capital Markets — Analyst
Chi Chow
Marquarie Capital — Analyst
Daniel Burke
Johnson Rice — Analyst
PRESENTATION
Operator
Good morning. My name is Brandi and I will be your conference operator today. At this time, I would like to welcome everyone to the Holly Corporation and Frontier Oil Corporation merger announcement webcast. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions). Thank you, Mr. Neale Hickerson. You may begin your conference.

Neale Hickerson - Holly Corporation — VP, IR
Good morning, everyone and thank you for joining us on short notice today to discuss the combination of Holly and Frontier. This morning, we issued a press release announcing this transaction and that press release is available on both company websites at www.hollycorp.com and www.frontieroil.com. We also have presentation slides posted on the Investor Relations pages of both company websites.
Before we move into our call, please note that statements made on this call that are not historical facts are forward-looking statements that fall under the Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, the Securities and Exchange Act of 1934. Please read a full description of our forward-looking statement disclaimer in the press release from this morning.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Also, please note our call today does not constitute an offer to buy or sell any securities related to this transaction. All solicitations to buy or sell securities and to secure shareholder proxy votes will be made under current SEC rules and regulations.
Please note that information presented on our call today speaks only as of today, February 22, 2011 and any time-sensitive information provided may no longer be accurate at the time of any webcast replay or rereading of the transcript of our call.
On the call with us today are Matt Clifton, Holly’s Chairman and Chief Executive Officer and Mike Jennings, Frontier’s Chairman, President and Chief Executive Officer. Mike and Matt will discuss today’s announcement and at the conclusion of their prepared remarks, we will take questions as time permits. And now I would like to turn things over to Matt Clifton.

Matt Clifton - Holly Corporation — Chairman & CEO
Thanks, Neale. And thanks, everybody, for joining us this morning. We are here to discuss our exciting announcement that Holly and Frontier have reached a definitive agreement under which the two companies will combine in a tax-free stock-for-stock transaction. The new company will be called HollyFrontier Corporation. It should be a leading independent refiner.
Looking now at slide 1, this combination is a true merger of equals. Under the terms of the agreement, Frontier stockholders will receive 0.4811 Holly shares for each share of Frontier common stock. Upon closing of the transaction, Holly stockholders are expected to own approximately 51% and Frontier stockholders are expected to own approximately 49% of the combined company.
Under the terms of the agreement, Frontier will make a $0.28 per share special dividend payment to all Frontier stockholders of record as of March 7, 2011. As I mentioned before, the transaction is structured to be tax-free to the stockholders of both companies.
HollyFrontier Corporation will serve the niche Mid-Continent, Rocky Mountain, Southwest refining markets and will have advantaged access to growing domestic and Canadian crude supplies. This merger combines two strong leadership teams with complementary skills and a proven track record of producing industry-leading stockholder returns, growth for refinery upgrades and margin improvement. Together, we will be a much stronger competitor and well-positioned for enhanced growth opportunities.
Looking to slide 2, with respect to the combined company leadership team, I will serve as an executive chairman of the combined company. Mike Jennings, currently Chairman, President and CEO of Frontier, will serve as Chief Executive Officer and Dave Lamp, President of Holly, will take the post of Chief Operating Officer. Doug Aron, Frontier’s Chief Financial Officer and Executive VP, will serve as the combined company CFO. And Bruce Shaw, Holly’s Chief Financial Officer and Senior Vice President, will serve as Senior Vice President of Strategic Planning.
Following the closing of the transaction, the Board of Directors of the new company will consist of seven current Frontier Board members and seven members of the current Holly Board. The combined company’s corporate headquarters will be located in Dallas where Holly is currently based. While we will be closing Frontier’s Houston office, the Denver office will continue to provide certain commercial capacity.
I think it is important to note that Holly and Frontier are uniquely complementary. We share a similar management philosophy and corporate culture. From a strategic perspective, both companies have been successfully executing on similar plans to capitalize on our strong competitive positions in very attractive markets.
Now I would like to turn the call over to Mike who will provide a more in-depth overview of the combination. Mike?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Mike Jennings - Frontier Oil — Chairman, President & CEO
Thank you, Matt. Turning now to slide 3, as Matt touched upon, this combination is an outstanding strategic fit with inherent value for stockholders of both companies. On slide 4, we see that the combination will strengthen both companies’ strategic plans by diversifying revenues, expanding infrastructure and increasing the scale of assets. More specifically, the combination offers complementary exposure to high-margin Mid-Continent, Rocky Mountain and Southwest regions.
It will also increase critical mass, providing the new company with the refining capacity in excess of 440,000 barrels per day across five refineries. Our combined refining capacity will have a Nelson Complexity of 12.1, which places us at the top of the US refining fleet.
On slide 5, you can see a map of our combined assets and geographic footprint. We have noted each of our five refineries on this map with the size and complexity displayed.
Turning now to slide 6, we can see how the strategic combination of Holly and Frontier significantly increases the diversity of our assets, a key component of our enhanced position as one of the leading independent refiners in the United States.
With respect to our combined operating locations, we will have a strong presence in three distinct markets and our pro forma crude slate shows that we will be better diversified as a combined company with a better asset mix of heavy, light and other categories of crude. We believe that no other refiner of scale has the capacity to process heavy sour crude that HollyFrontier will have. With five refineries rather than our respective three and two, we believe the combined company will have much better risk diversification and operational flexibility to create upside for our stockholders.
As illustrated in slide 7, our five refineries will have a combined crude capacity of 443,000 barrels per day, creating one of the largest independent refiners in the United States.
Looking at slide 8, the combined company will maintain a high overall Nelson Complexity of 12.1, maintaining a top position within our peer group.
As a result of the substantial investments both companies have made to upgrade our refineries, HollyFrontier will have an improved ability to refine lower-priced sour crudes, allowing the combined company to significantly increase our presence in the asphalt marketplace while keeping our cokers full. These initiatives will benefit HollyFrontier for years to come as we continue to grow as a leading independent refiner.
In addition, this competitive level of overall complexity will enable the combined company to capitalize on wide light heavy spreads while also providing the company with operational flexibility.
Turning to slide 9, we can look at the significant synergy opportunities that this combination offers. We expect to realize significant cost savings of approximately $30 million per year from reduced SG&A expenses and increased operating efficiencies.
Given how complementary our two companies are, we expect a smooth transition. Of course, many of the key decisions about how we will integrate Holly and Frontier are still being decided. At the appropriate time, we look forward to appointing a transition team, which will be made up of employees of both companies. As in any transaction of this size, we expect to identify areas of redundancy and to create a more cost-effective operating structure for the combined company. Although the merger will impact some positions at both Holly and Frontier, we are committed to treating all our employees that are affected fairly.
Turning to slide 10, the combination will also improve our financial strength and flexibility. We expect that the transaction will be immediately accretive to the combined company’s earnings and cash flow. Importantly, this transaction was structured in such a way as a stock-for-stock exchange at market prices that will allow Holly and Frontier shareholders to evenly share in the inherent value of this combination.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
In addition, the increased scale and diversity of our assets, coupled with the combined company’s strong balance sheet, create the possibility for cost-of-capital synergies and a stronger corporate credit profile.
Finally, the potential to drop down assets into Holly Energy Partners, the MLP of which HollyFrontier will own 34%, creates another compelling opportunity to create value for the stockholders of both our companies.
Slide 11 shows the combined company’s significantly increased market capitalization. Pro forma, the new company will have a market cap of about $6 billion, approximately two times the size of each company’s current market cap. The transaction has an enterprise value of $7 billion at the time of the announcement.
Slide 12 illustrates the combined company’s strong pro forma balance sheet, which has the lowest debt and net debt levels amongst our peer group. As I mentioned, the combined company’s strong balance sheet creates the possibility for cost-of-capital synergies and a stronger corporate credit profile.
And as you can see from slide 13, our advantaged crude slate is expected to translate into the highest net income per barrel among our industry peers by a significant margin. Quite simply, we believe that our high-margin output and strong free cash flow will make HollyFrontier the best positioned oil refiner in the United States.
In summary, this outstanding combination will be a strong competitor with a well-positioned refining asset base, enhanced growth opportunities and a strong balance sheet. I hope you can appreciate just how complementary these two businesses are and why we have structured this transaction in a way that both companies’ shareholders will benefit from the value we expect to create together.
Turning to slide 15, we are excited to move forward with this transaction and to realize the potential inherent in the combination in order to deliver significant value for our stockholders.
On a personal note, I want to thank my team at Frontier for all their hard work and dedication without which this transaction would not have been possible. I know that Matt agrees that it is the talent and unrelenting focus of the employees of both our companies that really makes this transaction so compelling.
I also want to add that I have had the pleasure of working with Matt over the past several months and have really enjoyed it. The similarity of our organizations, our management and philosophies, as well as my deep respect for him and his team has only reinforced my conviction as to the merits and the potential of this transaction. And I am truly looking forward to working with Matt, Dave, Bruce and all the folks from Holly upon closing.
Looking at slide 16, both companies see a clear and straightforward path to completion and we expect to close the merger early in the third quarter of this year. This deal has been structured in a way that we see it closing.
The upcoming milestones before close will consist of the following. We will seek shareholder approval by both Holly and Frontier stockholders. We will seek antitrust approval, the expiration or termination of the Hart-Scott-Rodino waiting period and other customary closing conditions. Thank you, again, for joining us today on short notice. Now we will be happy to take questions as time permits. Brandi?

QUESTIONS AND ANSWERS
Operator
(Operator Instructions). Arjun Murti, Goldman Sachs.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement

Arjun Murti - Goldman Sachs — Analyst
Thank you. Just a few questions. First, can you comment at all on potential FTC issues? I know Pad 4, for whatever reason, seems to have been a little bit of an area of focus for the FTC and wondering if you can make any comments on that front. Thank you.

Matt Clifton - Holly Corporation — Chairman & CEO
We are not going to get ahead of the agency, but we clearly think that there shouldn’t be any problem. We both are in a very large Pad 3 market in the MidCon. In the Rockies, in particular, we are pretty diverse in Frontier’s assets, mainly supply the Eastern edge of the Front Range and our refineries are over on the Salt Lake side. So there really is no interplay there.

Arjun Murti - Goldman Sachs — Analyst
Thank you, Matt. Is there a breakup fee if, for whatever reason, either of you are approached by another company? And can you make any comment on whether either of you had sought another partner before engaging in this merger? Thank you.

Mike Jennings - Frontier Oil — Chairman, President & CEO
The breakup fee is $80 million per the contract and that is very much in the fairway of what is commonplace in these deals. We have put this deal together very purposefully. Neither company was out for sale. We sought each other in a transaction to create substantial wealth for our shareholders and create a much stronger company. So we view this as a unique transaction, the kind of combination that comes up maybe once in a generation and we are very excited about the opportunity to put these businesses together.

Arjun Murti - Goldman Sachs — Analyst
And maybe then just lastly an operational question, obviously crude sourcing in the region is a huge theme right now with growth of Bakken and Permian and potentially the Niobrara. As a combined company, does that provide you greater access to sourcing crude than either of you could have done on your own or could you provide any comments on how being merged together would help you address that important issue for your region?

Mike Jennings - Frontier Oil — Chairman, President & CEO
Obviously, crude supply is big on the map right now given the surplus of crude in the MidCon and the Rockies and the obvious differentials between those geographies and the Gulf Coast. We share common exposure to those elements and the crude economics within both of our businesses are very good and we expect them to remain good. I think what the combination does with respect to crude supply is provide more flexibility in terms of using logistics capacity, using our crude supply activities just to create a more effective operation that has more flexibility, more potential to make money.

Matt Clifton - Holly Corporation — Chairman & CEO
The only thing I would add too is that with the HEP affiliation there and the Cheyenne proximity to some of the new discoveries in the Wyoming/Colorado border, we have an opportunity there to leverage the attractive logistics additions to gather crude and to leverage Holly’s historic position as a large lease purchaser. So I think the combination adds some extra value to both companies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Arjun Murti - Goldman Sachs — Analyst
That’s great. And I assume on that point, Matt, clearly the Frontier midstream assets could very well at some point be part of HEP?

Matt Clifton - Holly Corporation — Chairman & CEO
I think that is clearly an opportunity.

Arjun Murti - Goldman Sachs — Analyst
Thank you very much.

Operator
Doug Leggate, Merrill Lynch.

Doug Leggate - Bank of America-Merrill Lynch — Analyst
Thank you. Good morning, everybody and congratulations, guys, on what looks like a great deal for both of you. A couple of questions. There is going to be an awful lot of free cash flow coming out of this combined company. Can you speak to strategically how you might see the use of that free cash flow going forward? I mean obviously share buybacks I guess have been on the card for Frontier beyond the special dividend, but as you get your $200 million (inaudible) proceeds from the pipeline deal that will be completed later this year for Holly, you are going to be left with an awful lot of free cash. So how do acquisitions play into it, how do you really see the use of that free cash going forward? And I have got a couple of quick follow-ups, please.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Doug, a real driver in this transaction is to provide a larger and better capitalized platform for our future growth. And so we will be looking to grow this company as we move forward through time. I don’t want to front-run the Board of Directors of the combined company in terms of making decisions on capital structure and cash distributions. What I would say is that cash distribution to shareholders has been an important part of both companies’ past and we see that continuing going forward. But we do expect a growing business as we work through time.

Doug Leggate - Bank of America-Merrill Lynch — Analyst
And that relates to organic growth or something other than that?

Mike Jennings - Frontier Oil — Chairman, President & CEO
We are going to seek out those opportunities. I don’t think that they are established at this point.

Doug Leggate - Bank of America-Merrill Lynch — Analyst
Okay. So my follow-up is on the synergies, $30 million of synergies, I assume that is a preliminary number. Can you speak to just some of the moving parts there and particularly what are the operational synergies? Leaving aside the potential drop-downs,

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
which is my final question, could you really just speak to what putting the two companies together brings in terms of operational leverage, perhaps trading leverage, balance sheet leverage, whatever? If you could elaborate a little bit, that would be great.

Mike Jennings - Frontier Oil — Chairman, President & CEO
The combined companies, and we will get to the MLP and Matt will address that in detail. That is an enormous opportunity for us as a combined company, something that Frontier hasn’t had immediate access to in the past. As to the operating synergies and the cost synergies, we have called out $30 million of synergy potential and like any good management team, our hope is to beat the heck out of that.
With that said, it breaks down into a couple of buckets, the G&A being obvious and that is about half of the number. The operations focus being the other half. We have expanded ability to process intermediates and optimize our refining operations, particularly in the MidCon, that being Tulsa and El Dorado, through the course of this transaction. We also have the opportunity at Frontier to benefit from Holly’s experience in the asphalt market, particularly Holly Asphalt Company.
So those will be two primary areas of focus. There will be others that we develop going forward, but anytime you have got a fence line consolidation like this, particularly as close as Tulsa and El Dorado are, there are going to be good operating synergies between the two refineries.

Doug Leggate - Bank of America-Merrill Lynch — Analyst
Great. And I guess my last question really relates — it kind of goes back to this strategic issue. Are you able to give some idea of the potential scale of drop-downs into the MLP? And I guess completely unrelated and this is my last point, as a bigger company with perhaps the need for more outlets for your — for the strategic outlets for gasoline and so on, is retail something that you guys would consider at some point? And I will leave it at that and let someone else jump on.

Matt Clifton - Holly Corporation — Chairman & CEO
On the MLP side, Doug, we haven’t crystallized exactly what the number would be peer. Clearly, there is a lot of opportunities on drop-downs. Frontier has some product pipelines. They obviously have loading racks and rail facilities at each of their refineries, as well as quite a bit of storage. I don’t know if Mike has an idea of the scale, but judging I would say that it is a fairly substantial amount, maybe not large enough for them to have done their own MLP, but large enough to make a significant accretive addition to HEP.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Yes, we have been scoping a number that is in the sort of the $30 million, $40 million range in terms of annual tariffable EBITDA. And as Matt says, that is just inside what a captive or a standalone MLP might be able to live on. So this combination is going to create great opportunities there. Further, there will be new investments to support our logistics and our marketing. Niobrara being a good example. The dollar amount for those is still sort of speculative, but what I would tell you is it is going to enhance our strategic position and our ability to compete in those growing areas.
In terms of retail, I don’t think we have developed a business plan around retail at this point. It is not a business that we have significant presence in for either company, but we will look at those opportunities as they go forward to the extent they make sense.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Doug Leggate - Bank of America-Merrill Lynch — Analyst
That’s great. Thanks a lot, guys. I appreciate the answers.

Operator
Evan Calio, Morgan Stanley.

Evan Calio - Morgan Stanley — Analyst
Good morning, guys. Congratulations on the deal. A lot of questions I think have been asked and answered here so far. Maybe a more direct question on the current environment and your views or collective views on how structural this current feedstock advantage may be and whether that has factored into the consummation of this deal at this particular moment in time. And I have a follow-up.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Well, that’s a crystal ball question and we are sitting here around the table wondering who is going to answer it, but I am going to take a crack at it, Evan. The fundamentals of that are obvious in terms of growing crude production from Bakken, Canada, Eagle Ford, Permian Basin and an inability to consume it all in the MidCon. So we have significant differentials.
I think the things that have supported that production increase are firmly in place and we have got plays such as the Niobrara that have yet to come on in significant volume. And so absent meaningful additions to pipeline capacity, and I am talking about multiple hundreds of thousands of barrels per day, or meaningful increases in refining capacity in the MidCon, which currently aren’t even on the planning horizon, I see this as a structural difference that is going to endure for a period of time. It may not be a $20, $22 LL to TI differential everyday, but the fundamentals are there and we think that the combined company will benefit from these for quite a long period of time.

Evan Calio - Morgan Stanley — Analyst
Thank you. Maybe a follow-up on that same vein. Another question on the potential of product containment issues or clearly you are benefiting from local crudes’ inability to get to the coast. How do you think about the ability to move product out of the region should inventory rise in connection with higher cracks or the local markets’ ability to take higher runs or how protected you may be in your specific assets? Somewhat of a fall-off question if I may.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Sure. It’s an interesting question because we need to run more crude in the MidCon because there is an abundance of it. One of the really interesting things about this deal, and it is a bit subtle, is Holly’s investment in the UNEV Pipeline, which I have come to see as a crude oil play and it’s going to allow the combined company to push product down into what is traditionally a California market with effectively MidCon or Rocky Mountains crude supply. I see this as a very compelling advantage for us and one of the real attractive features of partnering with Holly.

Evan Calio - Morgan Stanley — Analyst
Excellent. Thanks, guys.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Operator
Paul Cheng, Barclays Capital.

Paul Cheng - Barclays Capital — Analyst
Thank you. A couple of quick questions. I think that you are saying it is too early to see what the agency will say or not to say and you do not expect any concern from the FTC. But just curious that have you guys have any chance that you have any preliminary discussions with the FTC already?

Matt Clifton - Holly Corporation — Chairman & CEO
We haven’t had any direct discussions with the FTC. Although we have had an economist that we have worked with before begin his analysis and that is coming pretty much to a conclusion where we are ready to file here very shortly on the Hart-Scott.

Paul Cheng - Barclays Capital — Analyst
Okay. And Matt and Mike, on the $30 million synergies, did you say that 15% — 50% is related to cost reduction or did I get you wrong?

Mike Jennings - Frontier Oil — Chairman, President & CEO
You got that right, Paul. 50, 5-0%, about $15 million is cost reductions.

Paul Cheng - Barclays Capital — Analyst
Okay. And is that mainly from a headcount reduction related to that $15 million or that is related to other cost reductions?

Mike Jennings - Frontier Oil — Chairman, President & CEO
There are multiple pieces to that number, but there will be headcount reductions as with any transaction of this size. Our purpose relative to people is two things. First, we want to build the most capable organization that we can out of two very good management teams. We are going to centralize most of that in Dallas in order to have efficient and effective organizational function. And for the people that aren’t going to continue with us, we are going to treat them fairly. So that is about as much as I can say on the headcount.

Paul Cheng - Barclays Capital — Analyst
Sure. And Mike, in the past, I think Frontier said that you do not need all this cash sitting on the balance sheet to run the operation and you figured that you may need somewhere in the $150 million to $200 million even if you want to be conservative. I am wondering, Matt and Mike, after the combined company that what will be the comfort level you think you need to have the cash sit on the balance sheet to run the operation?

Mike Jennings - Frontier Oil — Chairman, President & CEO
Paul, I think that we have some work to do before we are going to come public with that number. There are obviously a lot of different considerations now with the merged company than we had independently. And again, we need to work with our

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Board of Directors. We need to look at the internal and external growth opportunities before we get committed to how we are going to have a distribution strategy and how much combined cash we feel we need to operate.

Paul Cheng - Barclays Capital — Analyst
Okay. A final question. Don’t know whether it is a fair one. Back in 2003, these two companies also announced a merger and ultimately that fell through and a lot have since changed that. Can you guys discuss that, what may have caused the problem back then and why this time that you don’t see that as a problem? Thank you.

Matt Clifton - Holly Corporation — Chairman & CEO
Paul, this is Matt. It is so long ago that it is really two different companies than it was back then. We have grown in size and scale and new leadership teams at both companies and Mike and I, when we first started this discussion, we basically committed to not looking backward and just looked forward and we are committed to getting this deal done and we think we won’t have any problems there.

Paul Cheng - Barclays Capital — Analyst
Thank you.

Operator
Jacques Rousseau, RBC Capital Markets.

Jacques Rousseau - RBC Capital Markets — Analyst
Congratulations on the transaction. Most of my questions have been answered, but I guess just a big picture question in terms of potentially expanding the company. Should we think about it as the same regions that Holly and Frontier separately were thinking about before or now that you have a larger scale, will that expand the opportunity set? Thanks.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Our business strategies have been through time very complementary and that is part of the reason that it is fairly easy and quick to put this thing together. We think similarly we love the geography we occupy for obvious reasons and our first focus would be within that region in terms of looking at any external growth opportunities.
With that said, Kings X in terms of — we will keep our heads focused externally and find opportunities that are attractive for us, but I would expect that the geography of Pad 2, 3 and the Southwest — Pad 2 and 4, as well as the southwest part of Pad 3 will be our areas of focus.

Jacques Rousseau - RBC Capital Markets — Analyst
Thank you.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement
Operator
Chi Chow, Macquarie Capital.

Chi Chow - Marquarie Capital — Analyst
Good morning. Congratulations on the announcement. Matt and Mike, could you talk separately on kind of what your mindset was for each company separately on assessing this deal versus other growth opportunities that may be out there?

Matt Clifton - Holly Corporation — Chairman & CEO
Yes, Chi, this is Matt. I think in talking to Mike, we both had similar mindsets. I think we both have great organizations and a great set of assets and really wanted to combine and create a company that had the financial strength to look at a wider, probably wider array of potential acquisitions and scale than we might have been able to look at individually. So I think the combination creates advantages both for the combined company, for HEP and just creates kind of a wider — casts a wider net on what we can look at as potential acquisitions in size than we maybe wouldn’t be able to look at alone.
As Mike said before, we really — I don’t think either company — I know speaking for Holly, we weren’t looking at other acquisitions or other — or selling the company. This always seemed to make sense to us just geographically. Strategic logic always was there. So really this is something that we have just focused on singularly here.

Mike Jennings - Frontier Oil — Chairman, President & CEO
Chi, from Frontier’s perspective, I really can’t add to that and that is why this deal has come together so well. We see the world very, very similarly. This is the deal that we want to do. It will facilitate other things for us. We hope, if nothing else, it will facilitate having an absolutely great company with good people and excellent assets. So we see the strategic picture very, very similarly.

Chi Chow - Marquarie Capital — Analyst
Okay, thanks for those thoughts. Could you talk about the exchange ratio and how that was determined?

Mike Jennings - Frontier Oil — Chairman, President & CEO
Sure. We looked at the numbers. Our objective was to get to an at-market deal and one that allows both sets of shareholders to participate well in the synergies and in the growth of the future company. So we basically looked back over about a three-day period prior to closing. We’ve got no premium to either side during that period and that is a ratio that felt comfortable to us and to both of our Boards of Directors. This is a merger of equals. That is the way we negotiated it and we really insisted on both sets of shareholders benefiting going forward.

Matt Clifton - Holly Corporation — Chairman & CEO
The exchange ratio, and maybe by coincidence, but it gave us some comfort too is that it was pretty much in the fairway to where the annual average had been between the two companies.

Chi Chow - Marquarie Capital — Analyst
Okay. Is the stock going to trade under the HOC ticker going forward?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement

Matt Clifton - Holly Corporation — Chairman & CEO
No, we haven’t established that yet, something that we need to consider, but we don’t have that decision made.

Chi Chow - Marquarie Capital — Analyst
Okay. And one final question. Mike, you mentioned that the Frontier logistics assets, you are targeting kind of $30 million to $40 million in EBITDA, did that include the Niobrara crude gathering system?

Mike Jennings - Frontier Oil — Chairman, President & CEO
No, that would be incremental. At this point, we don’t have a spending plan. We are developing a strategy, but the Niobrara would be incremental to that.

Chi Chow - Marquarie Capital — Analyst
Any estimate on kind of earnings from that system?

Mike Jennings - Frontier Oil — Chairman, President & CEO
Not yet, Chi.

Chi Chow - Marquarie Capital — Analyst
Okay, all right, thanks a lot.

Operator
(Operator Instructions). Daniel Burke, Johnson Rice.

Daniel Burke - Johnson Rice — Analyst
Good morning, everyone. One question on the proposed crude slate for the combined entities, I guess Holly had still been ramping up potentially at Navajo to a higher level of heavy crude throughput. And I was wondering if you could give an update on what the max heavy crude slate would look like for combined HollyFrontier, if the crude quality differential were driving your decision more than geographic basis? Would it be higher than the 26%, it looks like a pro forma maybe historical?

Mike Jennings - Frontier Oil — Chairman, President & CEO
From Frontier’s perspective, as the heavy crude starts to displace the intermediate sours, we have incentive to run up to about 80,000 barrels a day of the heavy at our two plants.

Matt Clifton - Holly Corporation — Chairman & CEO
I think comfortably we are probably in — consolidate probably in the 50,000 barrel a day range between the three facilities.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT
Feb. 22. 2011 / 1:30PM, HOC — Holly and Frontier Oil Corporation Conference Call to Discuss Definitive Merger Agreement

Daniel Burke - Johnson Rice — Analyst
Great. That’s helpful. And then the only other question I had at this point, you referenced the geographic proximity of El Dorado and Tulsa. Could we elicit any further comments on maybe how tightly an integration you would envision for the two plants? I mean is it just a trucking opportunity on the margin or is it more than that between the two?

Matt Clifton - Holly Corporation — Chairman & CEO
We expect more efficient integration than that, Daniel, and those plans are being worked out. There is obviously a lot of pipe in the ground in Oklahoma and Kansas. Our hope would be to participate in some of that.

Daniel Burke - Johnson Rice — Analyst
Okay, great. I think everything else was asked. Thanks very much, guys.

Operator
Thank you. We have now reached the allotted time for the call today. Thank you for participating and have a great day. You may now disconnect.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2011, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2011 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.